UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Novatel Wireless, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

66987M604
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 66987M604	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,808,296
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,808,296
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,808,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 66987M604	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,808,296
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,808,296
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,808,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 66987M604	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,808,296
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,808,296
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,808,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 66987M604	SCHEDULE 13D	Page 5 of 7

Item 1.   Security and Issuer.
This Amendment No. 1 to the Schedule 13D (as so amended, the “Statement”) is being filed by the undersigned to amend the Statement as originally filed with the SEC on August 15, 2016.  Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Statement.  The security to which this statement relates is shares of Common Stock, $0.001 par value (the “Common Stock”), of Novatel Wireless, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 9645 Scranton Road San Diego, California.
Item 2.  Identity and Background.
No material change.
Item 3.  Source or Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated as follows.
As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 3,808,296 shares of Common Stock, which were acquired between April 16, 2015 and September 15, 2016 for an aggregate consideration of approximately $9,534,893.   The source of the purchase price for the shares of Common Stock was capital contributions from Mr. Miller.  No borrowed funds were used to purchase the Common Stock.
Item 4.  Purpose of Transaction.
No material change.
Item 5.  Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
(a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 53,854,656 shares of the Issuer’s Common Stock issued and outstanding as of July 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2016. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 3,808,296 shares of Common Stock, constituting approximately 7.1% of the outstanding shares of Common Stock.
(b)            By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 3,808,296 shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 66987M604	SCHEDULE 13D	Page 6 of 7

(c)           Except as previously disclosed on this Schedule 13D or otherwise set forth below, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

Between August 16, 2016 and September 15, 2016, NS Trading acquired, in open market transactions, the following shares of Common Stock set forth in the table below:

Date	Shares Purchased	Price Per Share
8/16/2016	84,800	$2.569
8/17/2016	107,300	$2.741
8/18/2016	16,000	$2.935
8/19/2016	37,000	$3.321
8/22/2016	30,396	$3.450
8/23/2016	122,896	$3.201
8/24/2016	30,000	$3.191
8/25/2016	26,500	$3.109
8/26/2016	25,004	$3.143
8/29/2016	15,000	$3.170
8/30/2016	50,510	$3.414
8/31/2016	4,490	$3.215
9/6/2016	9,000	$3.321
9/7/2016	2,000	$3.486
9/15/2016	82,673	$2.894
9/15/2016	14,623	$2.872

In addition, on August 23, 2016, NS Trading sold 27,400 shares of Common Stock at a price per share of $3.693, in an open market transaction.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by any member of the group.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement (previously filed).

CUSIP No. 66987M604	SCHEDULE 13D	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2016

North Sound Management, Inc.

By:	/s/ Brian Miller
Brian Miller
Authorized Person

/s/ Brian Miller
Brian Miller

North Sound Trading, LP

By:	North Sound Management, Inc., its General Partner

By:	/s/ Brian Miller
Brian Miller
Authorized Person